Exhibit 99.1

NICE and Nexidia to Join Forces, Creating a Customer Analytics Powerhouse

This acquisition introduces the most advanced analytics technology and most comprehensive offering in the market, transcending current limits of customer analytics solutions and allowing businesses to deploy them broadly across their organizations

Paramus, New Jersey, January 11, 2016 – NICE Systems (NASDAQ: NICE) today announced that it has entered an agreement to acquire Nexidia, a leading provider of advanced customer analytics. The new combined offering transforms the market by featuring analytics capabilities with unparalleled accuracy, scalability and performance, empowering organizations to significantly expand their analytics usage in critical business use cases.

Organizations can now enjoy multiple benefits from the joint offering, which features a best-in-class, analytics-based solution:

•	Highest accuracy of analytics outcomes based on the industry’s most advanced analytics technologies

•	Unmatched scalability of an order of magnitude which drives the lowest Total Cost of Ownership

•	Real time analytics as the new standard for making smarter business decisions

•	Immediate value realization based on a full range of delivery models including SaaS and managed analytics

•	Analytics solutions covering the most comprehensive set of business use cases

The joint offering enables organizations to use the power of analytics and operationalize the results in record time, featuring multiple out-of-the-box business applications for critical use cases, such as:

•	Analytics business intelligence for churn reduction, campaign effectiveness and sales optimization

•	Compliance solutions for complaint management, eDiscovery and compliance adherence

•	Operational efficiency solutions for advanced quality optimization

NICE is already recognized as a leader in analytics-based solutions, and this acquisition will firmly cement the company as the largest and most advanced provider of cross channel, Interaction Analytics. Furthermore, it will provide NICE an expanded customer base and market reach as it supports new use cases, and its offering is available in multiple languages.

Nexidia provides customer interaction analytics solutions with patented technologies and breakthrough applications that enable companies to drive business transformation by capturing, making sense of, and using the full range of omni-channel communication they have with their customers.

Barak Eilam, CEO, NICE Systems

“The acquisition of Nexidia is part and parcel of our strategy to enhance our analytics offering. It is an important step in our mission to deliver the power of customer data and insight beyond the contact center. Nexidia enjoys a reputation for unrivaled technology and domain expertise. Their addition to our company will solidify NICE’s position as an analytics powerhouse. I look forward to working with our new team members.”

John Willcutts, CEO, Nexidia

“We are excited for the opportunity to join ranks with NICE in order to create a true analytics powerhouse. The combination creates a win-win scenario for both our customers and our companies, as we join our knowledge, skills and technologies to bring to the market the most compelling offering.”

Under the terms of the agreement, NICE will acquire Nexidia for a total cash consideration of approximately $135 million. Subject to certain conditions and satisfaction of terms, the transaction is scheduled to close during the first quarter of 2016. The company expects the acquisition be accretive to earnings on a non GAAP basis in 2016.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.